February 6, 1998



                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                            Dallas, Texas 75266-0164


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                           Re:      CSW Energy, Inc.
                                    70-9119 Amendment No.1

Dear Gentlemen:

     CSW Energy, Inc. hereby withdraws the above captioned Amendment No. 1 to Form U-1 Application-Declaration in its entirety, due to the fact that 70-9091 was previously filed under the wrong CIK and CCC numbers. Therefore, this filing will be refiled under the correct CIK and CCC numbers.

                                            Sincerely,



                                            Wayne M. Irvin